

March 13, 2012

<u>Via E-mail</u>
Stanley M. Kuriyama
President and Chief Executive Officer
Alexander & Baldwin Holdings, Inc.
822 Bishop Street
Post Office Box 3440
Honolulu, HI 96801

> **Re:** **Alexander & Baldwin Holdings, Inc.**
> **Registration Statement on Form S-4**
> **And Documents Incorporated by Reference**
> **Filed February 15, 2012**
> **File No. 333-179524**

Dear Mr. Kuriyama:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that Alexander & Baldwin, Inc. filed a preliminary proxy statement on February 15, 2012. To the extent comments in this letter apply to the preliminary proxy statement, please revise the preliminary proxy statement accordingly. Please also confirm that Alexander & Baldwin, Inc. will not file a definitive proxy statement until such time as the Form S-4 registration statement has been declared effective.

2. We note that one of the primary purposes of the reorganization is to help facilitate the previously announced plan to pursue the separation into two independent, publicly traded companies. In that regard, please include a Question and Answer section about the separation. For example, please include questions and answers to address the purpose of

the separation, how and when the separation will be accomplished, who will manage the separate public companies and how you intend to capitalize the two companies.

Cover Page

3. Please include the amount of securities being offered on the cover page.

Additional Information

4. Please highlight the information in the third paragraph of this section by print type or otherwise. Refer to Item 2 of Form S-4.

Questions and Answers About the Holding Company Merger Proposal, page 5

Why are you creating a holding company structure for A&B?, page 5

5. Please explain how creating a holding company will allow you to segregate the assets of your different businesses in an efficient manner prior to the separation. In particular, please explain why this structure is more efficient than a stand-alone spin-off.

Summary of the Holding Company Merger Proposal, page 12

6. Please revise the summary to provide a brief statement comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the proposed transaction. Refer to Item 3(h) of Form S-4.

7. Please revise the summary to provide a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction, and if so, the status of such compliance or approval. Refer to Item 3(i) of Form S-4.

Risk Factors, page 16

Our business could be adversely affected if the Merger Agreement is not adopted, page 16

8. Please tell us the basis for your belief that you currently are a U.S. citizen. To the extent known, please include the percentage of your common stock owned by non-U.S. citizens.

The Maritime Restrictions provide for the automatic transfer of excess shares, page 17

9. We note that the last two sentences of this risk factor appear to describe a risk that is different from the title of and the discussion set forth in the rest of the risk factor. Please revise to include these two sentences in a separate risk factor.

The Holding Company Merger Proposal, page 21

10. We note your disclosure in the last sentence of the first paragraph of this section that approval of the holding company merger proposal by shareholders will constitute their approval of the Merger Agreement, the Merger, Holdings' Amended and Restated Articles of Incorporation and Holdings' Amended and Restated Bylaws. Please advise as to why you have bundled the approval of the merger and the merger agreement with the amendments to Holdings' organizational documents or revise to unbundle these approvals. Please provide a similar analysis or revise to unbundle the approval of the merger and corresponding merger agreement with the approval of the outstanding awards under the A&B Plans as discussed in the first full paragraph on page 24. Refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)) for further guidance.

Comparative Rights of Holders of Holdings Common Stock and A&B Common Stock, page 28

Jones Act-Related Provisions, page 29

11. We note your disclosure in the paragraph labeled General on page 30 that Holdings' Board of Directors will have discretion to impose ownership restrictions and other provisions if Holdings is subject to any other U.S. federal law that restricts ownership of Holdings common stock by non-U.S. citizens "as long as such restrictions and other provisions are no more restrictive than the Maritime Restrictions." Please tell us if you are aware of any such federal laws that might trigger this provision. Please also explain how the board will ensure that any such restrictions are not more restrictive than the Maritime Restrictions.

12. If known, please revise to disclose who the charitable beneficiaries are that will benefit from the Excess Shares transferred to the trust. Please also advise how the trustee will select a U.S. citizen to sell any shares held in the trust.

13. Please revise this first paragraph of section 4 to disclose when the trust transfer provisions would be ineffective to prevent Holdings common stock held by non-U.S. citizens from exceeding the maximum permitted percentage.

Description of Holdings Capital Stock, page 34

14. Please delete the qualification by reference to Hawaii law in the last sentence of the first paragraph of this section or file the applicable provisions of Hawaii law as an exhibit to the registration statement.

General, page 34

15. Please delete the legal conclusion in the last sentence of the first paragraph of this section that "[a]ll of the shares issued and outstanding upon completion of the Merger will be fully paid and nonassessable" or attribute the statement to counsel.

Security Ownership of Certain Shareholders, page 52

16. To the extent known, please identify the natural persons with voting and investment power over the shares covered in the beneficial ownership table.

Executive Compensation, page 55

Pay Elements; Annual Incentives, page 61

17. We note your disclosure in the last full paragraph on page 61 that if a threshold goal is not achieved, there is no payout for that component. According to the table on page 64, Mr. Buelsing did not achieve any threshold goals but was still given an award for 2011. Please revise your disclosure to explain why Mr. Buelsing received an award in spite of this fact.

The Role of the Compensation Consultant, page 69

18. We note your disclosure that the individuals from Towers Watson that provide consulting services to the Compensation Committee are not personally involved in the other services Towers Watson may provide to the company. In light of this disclosure, please advise as to what consideration was given to disclosing compensation consultant fees pursuant to Item 407(e)(3)(iii) of Regulation S-K.

Signatures, page II-4

19. Please revise the second paragraph on the signature page so that it tracks the language set forth in the Signatures section of Form S-4.

Alexander & Baldwin, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

General

20. Please include page numbers in your future filings.

Signatures

21. In future filings, please revise the second half of the signature page to indicate that each person is signing on behalf of the registrant and in the capacities indicated as opposed to each person signing on behalf of the registrant in the capacities indicated.

Part III

Item 13. Certain Relationships and Related Transactions, and Director Independence

22. While we note the cross reference to the section "Election of Directors" to provide the information regarding Director Independence as required by Item 407(a) of Regulation S-K, it appears that this information is instead provided in the section "Certain Information Concerning the Board of Directors." Please advise or revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Justin Dobbie

for Max A. Webb
Assistant Director

cc: Via E-mail
        Marc S. Gerber
        Skadden, Arps, Slate, Meagher & Flom LLP